ISSUER FREE WRITING PROSPECTUS
Dated November 4, 2011
Filed Pursuant to Rule 433
Registration Statement No. 333-177753

LIGHTSTONE VALUE PLUE REAL ESTATE INVESTMENT TRUST II, INC.
  FREE WRITING PROSPECTUS

Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”) filed a registration statement on Form S-11 with the SEC on November 4, 2011 with respect to a follow-on offering of its shares of common stock. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The prospectus is available on the SEC Web site at
http://www.sec.gov/Archives/edgar/data/1436975/000114420411061423/v237165_s11.htm. Alternatively, the Company or ICON Securities Corp., the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus if you request it by calling (800) 343-3736.

The Company issued the following press release on November 4, 2011:

FOR IMMEDIATE RELEASE

Contact:

Christa Segalini

(201) 465-8021

csegalini@beckermanpr.com

THE LIGHTSTONE GROUP

Lightstone Value Plus Real Estate Investment Trust II Announces Follow-On Offering

Initial Public Offering Extended Until the Earlier of August 15, 2012 or the Date the SEC Declares the Registration Statement for the Follow-On Offering Effective

NEW YORK, N.Y. (Nov. 4, 2011) – Lightstone Value Plus Real Estate Investment Trust II, Inc. (REIT II) today announced that it has filed a registration statement on Form S-11 with the U.S. Securities and Exchange Commission (the SEC) to register 22.5 million shares of its common stock (exclusive of shares to be sold pursuant to the Company’s distribution reinvestment program) at a price of $10.00 per share (subject to certain volume discounts described in the prospectus), for aggregate gross offering proceeds of $225 million, pursuant to a follow-on offering to its initial public offering. REIT II commenced its initial public offering of up to $510 million in shares of common stock at a price of $10.00 per share (subject to certain volume discounts as described in the prospectus) in February 2009. The initial public offering was originally set to expire on February 17, 2012, three years after its effective date. However, as permitted by Rule 415 under the Securities Act of 1933, REIT II will now continue its initial public offering until the earlier of August 15, 2012 or the date the SEC declares the registration statement for the follow-on offering effective.

REIT II is a public, non-traded REIT, managed by a majority-owned subsidiary of The Lightstone Group (Lightstone), that enables qualified investors to participate in the ownership of commercial real estate located primarily in North America. REIT II’s primary objective is capital appreciation, while the secondary objective is income. REIT II attempts to achieve portfolio diversification and may invest in retail, lodging, industrial/flex and office and multifamily apartment properties. The current portfolio includes an equity interest in shopping centers in Old Bridge and Vauxhall, N.J.; a mortgage loan secured by a Fairfield Inn in East Rutherford, N.J.; a 95% ownership interest in TownPlace Hotel in Harahan, Louisiana; and ownership interests in Crowne Plaza Boston North Shore in Boston and the Saxon Hall apartment complex in Rego Park, Queens.

“We are fully committed to REIT II, which was launched during the recession, and this extension provides additional time for its growth,” stated David Lichtenstein, chairman of Lightstone. “We are confident in the strength of this investment program to accomplish its set objectives and create value for its shareholders.”

In July, ICON Securities d/b/a/ ICON Investments™ (ICON Securities) assumed exclusive dealer manager responsibilities for all public offerings of REIT II. ICON Securities is selling shares of REIT II in the initial public offering and will sell shares in the follow-on offering after its effective date, if such date occurs, in each case on a best efforts basis, without an obligation to sell a specific number or dollar amount of shares.

In a joint venture, ICON Capital Corp., an affiliate of ICON Securities, is also providing advisory and formation services to REIT II’s advisor and is consulting on product development, business strategy, and asset and portfolio management. Other key services include financial and model analysis, registration and documentation as related to REIT II’s offerings and investor relations/servicing functions.

“We believe this follow-on offering is a prudent course of action to enable shareholders to realize the most value in REIT II over the long term,” said Douglas Crossman, President of ICON Securities.

REIT II is the second non-traded, publicly reporting REIT sponsored by Lightstone. Lightstone Value Plus Real Estate Investment Trust, Inc., the first non-traded, publicly reporting REIT sponsored by Lightstone, completed its $300 million fundraising and is now fully invested.

About Lightstone

Founded in 1988 by David Lichtenstein, Lightstone has grown to become one of the largest privately held real estate companies in the United States.  Its diversified portfolio of industrial, office, retail and residential real estate assets includes 9 million square feet of commercial space and more than 11,000 multifamily units in 20 states and Puerto Rico.

Lightstone manages its business through operating platforms, each focused on a specific real estate asset class.  Headquartered in New York, Lightstone employs more than 450 professionals.  For more information, visit www.lightstonegroup.com.

About ICON

ICON Securities provides innovative alternative investment solutions to individuals and institutional investors through publicly registered programs, private funds, and a separately managed account.  As part of its business strategy, ICON Securities has a growing suite of integrated alternative solutions for the intermediary channel, which currently includes public and private funds that make direct investments in middle-market companies and a real estate partnership with Lightstone. ICON Securities and its affiliates have managed investments for more than 53,000 investors and made more than $3.9 billion in total investments. ICON Securities is headquartered in New York, with offices in Boston, Tulsa, London, and Singapore.

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The shares of common stock of REIT II will be offered pursuant to a registration statement that REIT II previously filed with the SEC, which has yet to become effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering of these securities will be made only by means of a prospectus. A copy of the prospectus relating to the offering may be obtained at the following address and phone number: ICON Investments, 100 Grossman Drive, Suite 301, Braintree, MA  02184 and (800) 343-3736.

Investors may also obtain these documents free of charge from the SEC’s website at www.sec.gov.

An investor should read REIT II’s prospectus carefully before investing. The prospectus contains important information about REIT II and its investment objective and policies, risks, charges and expenses.

The statements in this press release that are not historical facts may be forward-looking statements. These forward looking statements involve risks and uncertainties that could cause the outcome to be materially different.

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